Exhibit 99.1

Fresenius Medical Care AG & Co. KGaA
Investor Relations
Investor News	Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

August 4, 2009

Fresenius Medical Care Reports Strong Second Quarter and Half Year Results and Confirms Outlook for 2009

Summary Second Quarter 2009:

Net revenue	$2,764 million	+ 4%
Operating income (EBIT)	$418 million	- 3%
Net income attributable to Fresenius Medical Care AG & Co. KGaA	$221 million	+ 5%
Earnings per share	$0.74	+ 4%

Summary First Half 2009:

Net revenue	$5,323 million	+ 3%
Operating income (EBIT)	$813 million	- 1%
Net income attributable to Fresenius Medical Care AG & Co. KGaA	$419 million	+ 6%
Earnings per share	$1.41	+ 5%

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Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company” or “FMC AG & Co. KGaA”), the world’s largest provider of dialysis products and services, today announced its results for the second quarter and first half of 2009.

Second Quarter 2009:

Revenue

Net revenue for the second quarter of 2009 increased by 4% to $2,764 million (9% at constant currency) compared to the second quarter of 2008. Organic revenue growth worldwide was 8%. Dialysis Services revenue grew by 7% to $2,054 million (10% at constant currency) in the second quarter of 2009. Dialysis Product revenue decreased by 4% to $710 million (an increase of 7% at constant currency) in the same period.

North America revenue increased by 9% to $1,876 million. Dialysis Services revenue grew by 9% to $1,677 million. Average revenue per treatment for the U.S. clinics was $344 in the second quarter of 2009 compared to $327 for the same quarter in 2008 and $338 for the first quarter of 2009. This development was based on an increase in commercial payor revenue and slightly increased EPO utilization. Dialysis Product revenue increased by 10% to $199 million and was led by sales of the newly licensed intravenous iron products.

International revenue was $888 million, a decrease of 7% (an increase of 9% at constant currency) compared to the second quarter of 2008. Dialysis Services revenue was $377 million, a decrease of 4% (an increase of 13% at constant currency). Dialysis Product revenue decreased by 9% to $510 million. Product sales grew by 6% based on constant currencies, led by increased pharmaceutical and dialysis machine sales and sales of products for acute care treatments.

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Earnings

Operating income (EBIT) decreased partially due to currency translation effects by 3% to $418 million compared to $429 million in the second quarter of 2008 resulting in an operating margin of 15.1% compared to 16.1% for the second quarter of 2008.

In North America, the operating margin decreased by 100 basis points from 16.9% to 15.9% in the second quarter of 2009, primarily due to higher personnel expenses, price increases for pharmaceuticals including Heparin, as well as the impact of the launch of a generic version of PhosLo® in the U.S. market in October 2008. These effects were partially offset by a strong performance of the dialysis product business, increased commercial payor revenue as well as the effect of economies of scale from the revenue growth.

In the International segment, the operating margin decreased by 20 basis points to 17.3% due to unfavorable foreign exchange transaction effects in connection with the purchase of products produced in Europe and Japan coupled with the appreciation of the Euro and Yen against local currencies as well as higher depreciation as a result of increased investment in new production facilities, partially offset by cost savings.

Net interest expense for the second quarter of 2009 was $76 million compared to $82 million in the same quarter of 2008. This positive development was mainly attributable to lower short-term interest rates.

Income tax expense was $103 million for the second quarter of 2009 compared to $126 million in the second quarter of 2008, reflecting effective tax rates of 30.2% and 36.2%, respectively. Tax expense was positively impacted by a non-recurring revaluation of a tax claim.

Net income attributable to FMC AG & Co. KGaA for the second quarter of 2009 was $221 million, an increase of 5%.

Earnings per share (EPS) for the second quarter of 2009 rose by 4% to $0.74 per ordinary share compared to $0.71 for the second quarter of 2008. The weighted average number of shares outstanding for the second quarter of 2009 was approximately 298.0 million shares compared to 296.7 million shares for the second quarter of 2008. The increase in shares outstanding resulted from stock option exercises in the past twelve months.

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Cash Flow

In the second quarter of 2009, the Company generated $282 million in cash from operations, an increase of 35% compared to the second quarter of 2008 and representing approximately 10% of revenue. The cash flow performance was positively influenced by a favorable development of the Days Sales Outstanding (DSO), especially in North America.

A total of $139 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions was $143 million compared to $30 million in the second quarter of 2008. A total of $ 5 million in cash was generated from divestitures net of acquisitions. Free Cash Flow after acquisitions and divestitures was $148 million compared to a negative $28 million in the second quarter of last year.

First Half of 2009:

Revenue and Earnings

Net revenue was $5,323 million, up 3% from the first half of 2008. At constant currency, net revenue rose 9%. Organic growth was 8% in the first six months of 2009.

Operating income (EBIT) decreased partially due to currency translation effects by 1% to $813 million compared to $818 million in the first half of 2008, resulting in an operating margin of 15.3% compared to 15.8% for the first half of 2008. This development was due to higher personnel expenses, price increases for pharmaceuticals including Heparin, as well as the impact of the launch of a generic version of PhosLo® in the U.S. market in October 2008.  These effects were partially offset by a strong performance of the dialysis product business, increased commercial payor revenue as well as the effect of economies of scale from the revenue growth.

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Net interest expense for the first six months of 2009 was $149 million compared to $165 million in the same period of 2008. This positive development was mainly attributable to lower short-term interest rates.

Income tax expense was $214 million in the first half of 2009 compared to $237 million in the same period in 2008, reflecting effective tax rates of 32.2% and 36.3%, respectively. Tax expense was positively impacted by a non-recurring revaluation of a tax claim.

For the first half of 2009, net income attributable to FMC AG & Co. KGaA was $419 million, up 6% from the first half of 2008.

In the first six months of 2009, earnings per ordinary share rose 5% to $1.41. The weighted average number of shares outstanding during the first half of 2009 was approximately 297.9 million.

Cash Flow

Cash from operations during the first six months of 2009 was $437 million compared to $401 million for the same period in 2008, representing approximately 8% of revenue. The cash flow generation benefited from the favorable development of the Days Sales Outstanding (DSO), especially in North America.

A total of $249 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions for the first six months of 2009 was $188 million compared to $69 million in the same period in 2008. A total of $31 million in cash was used for acquisitions net of divestitures. Free Cash Flow after acquisitions and divestitures was $157 million compared to a negative $23 million in the first half of last year.

Please refer to the attachments for a complete overview on the second quarter and first half of 2009 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

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Patients – Clinics – Treatments

As of June 30, 2009, Fresenius Medical Care treated 190,081 patients worldwide, which represents a 6% increase compared to the same period last year. North America provided dialysis treatments for 129,163 patients, an increase of 4%. Including 31 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 130,795. The International segment served 60,918 patients, an increase of 10% over last year.

As of June 30, 2009, the Company operated a total of 2,471 clinics worldwide. This is comprised of 1,731 clinics in North America (1,762 including managed clinics), an increase of 5%, and 740 clinics in the International segment, an increase of 10%.

Fresenius Medical Care delivered approximately 14.36 million dialysis treatments worldwide during the first six months of 2009. This represents an increase of 5% year over year. North America accounted for 9.69 million treatments, an increase of 3%, and the International segment delivered 4.67 million treatments, an increase of 11% over last year.

Employees

As of June 30, 2009, Fresenius Medical Care had 66,364 employees (full-time equivalents) worldwide compared to 64,666 employees at the end of 2008. The increase of approximately 1,700 employees is primarily due to overall growth in the Company’s business.

Debt/EBITDA Ratio

The ratio of debt to Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) decreased from 2.86 at the end of the second quarter of 2008 to 2.78 at the end of the second quarter 2009. At the end of 2008, the debt/EBITDA ratio was 2.69.

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Rating

In the second quarter of 2009, Standard & Poor’s Rating Services continued to rate the Company’s corporate credit as ‘BB’, while revising its outlook from ‘negative’ to ‘stable’.

Moody’s continued to rate the Company’s corporate credit as ‘Ba1’ with a ‘stable’ outlook. Fitch rates the Company’s corporate credit as ‘BB’ with a ‘negative’ outlook.

Outlook for 2009 fully confirmed

For the full year of 2009, the Company confirms its outlook and expects to achieve revenue of more than $11.1 billion, an increase of more than 8% in constant currency.

Net income attributable to FMC AG & Co. KGaA is expected to be between $850 million and $890 million in 2009.

In addition, the Company expects to spend $550 to $650 million on capital expenditures and $200 to $300 million on acquisitions. The debt/EBITDA ratio is projected to be below 2.7.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “Our organic growth rate remained at an excellent 8% in the second quarter 2009, driven by the strong performance of newly launched products and steadily increasing demand for our high-quality dialysis services. In addition, we continued to see improvements in quality as evidenced by a reduction in hospitalization days in the U.S. that clearly benefit the patients and payors. We also continued to advance proven therapy approaches while planning for the likely healthcare reform in the U.S. Given the emerging pay-for-performance concepts in dialysis services, we are very well prepared to realize further growth well into the future. We confirm our guidance for the full year.”

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Conference Call

Fresenius Medical Care will hold a conference call to discuss the results of the second quarter and the first half year of 2009 on Tuesday, August 04, 2009, at 3:30 pm CEDT / 9:30 am EDT. The Company invites investors to listen to the live webcast of the call at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,770,000 individuals worldwide. Through its network of 2,471 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 190,081 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care please visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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Fresenius Medical Care	Three Months Ended			Six Months Ended
Statement of Earnings	June 30,			June 30,

(in US-$ thousands, except share and per share data) (unaudited)	2009	2008	% Change	2009	2008	% Change

Net revenue
Dialysis Care	2,054,104	1,924,259	6.7%	3,977,425	3,768,546	5.5%
Dialysis Products	709,465	741,037	-4.3%	1,345,954	1,408,474	-4.4%
Total net revenue	2,763,569	2,665,296	3.7%	5,323,379	5,177,020	2.8%

Cost of revenue	1,831,857	1,741,410	5.2%	3,529,362	3,397,835	3.9%
Gross profit	931,712	923,886	0.8%	1,794,017	1,779,185	0.8%
Selling, general and administrative	495,119	474,187	4.4%	938,686	921,697	1.8%
Research and development	18,956	20,654	-8.2%	41,852	39,772	5.2%
Operating income (EBIT)	417,637	429,045	-2.7%	813,479	817,716	-0.5%

Interest income	(7,899)	(7,419)	6.5%	(12,173)	(12,799)	-4.9%
Interest expense	83,133	89,561	-7.2%	161,697	177,759	-9.0%
Interest expense, net	75,234	82,142	-8.4%	149,524	164,960	-9.4%
Income before taxes	342,403	346,903	-1.3%	663,955	652,756	1.7%
Income tax expense 1)	103,369	125,709	-17.8%	213,749	237,021	-9.8%
Net income	239,034	221,194	8.1%	450,206	415,735	8.3%
Less: Net income attributable to Noncontrolling interest 1)	17,921	10,106	77.3%	30,987	18,774	65.1%
Net income attributable to FMC AG & Co. KGaA	221,113	211,088	4.7%	419,219	396,961	5.6%

Operating income (EBIT)	417,637	429,045	-2.7%	813,479	817,716	-0.5%
Depreciation and amortization	110,371	102,238	8.0%	215,842	198,864	8.5%
EBITDA	528,008	531,283	-0.6%	1,029,321	1,016,580	1.3%

Total bad debt expenses	55,880	52,502		108,890	101,648

Earnings per ordinary share	$0.74	$0.71	4.3%	$1.41	$1.34	5.2%
Earnings per ordinary ADS	$0.74	$0.71	4.3%	$1.41	$1.34	5.2%

Weighted average number of shares
Ordinary shares	294,163,999	292,882,696		294,048,658	292,834,639
Preference shares	3,827,962	3,788,021		3,819,676	3,783,922

Percentages of revenue
Cost of revenue	66.3%	65.3%		66.3%	65.6%
Gross profit	33.7%	34.7%		33.7%	34.4%

Selling, general and administrative	17.9%	17.8%		17.6%	17.8%
Research and development	0.7%	0.8%		0.8%	0.8%
Operating income (EBIT)	15.1%	16.1%		15.3%	15.8%
Interest expense, net	2.7%	3.1%		2.8%	3.2%
Income before taxes	12.4%	13.0%		12.5%	12.6%
Income tax expense	3.7%	4.7%		4.0%	4.6%
Net income attributable to Noncontrolling interest	0.6%	0.4%		0.6%	0.4%
Net income attributable to FMC AG & Co. KGaA	8.0%	7.9%		7.9%	7.7%

EBITDA	19.1%	19.9%		19.3%	19.6%

1)

Due to the adoption of the new accounting rule SFAS 160 (US GAAP), tax expenses related to minority interests of partnerships were reclassified to noncontrolling interest. The effect is neutral to net income attributable to FMC AG & Co. KGaA. The previous year’s periods have been adjusted accordingly.

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Fresenius Medical Care	Three Months Ended			Six Months Ended
Segment and Other Information	June 30,			June 30,

(in US-$ million) (unaudited)	2009	2008	% Change	2009	2008	% Change

Net revenue
North America	1,876	1,715	9.4%	3,650	3,382	7.9%
International	888	950	-6.7%	1,673	1,795	-6.8%
Total net revenue	2,764	2,665	3.7%	5,323	5,177	2.8%

Operating income (EBIT)
North America	297	290	2.6%	569	563	1.2%
International	154	166	-7.9%	300	310	-3.1%
Corporate	(33)	(27)	21.5%	(56)	(55)	2.9%
Total operating income (EBIT)	418	429	-2.7%	813	818	-0.5%

Operating income in percentage of revenue
North America	15.9%	16.9%		15.6%	16.6%
International	17.3%	17.5%		18.0%	17.3%
Total	15.1%	16.1%		15.3%	15.8%

Employees
Full-time equivalents (June 30 compared to Dec. 31)				66,364	64,666

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Fresenius Medical Care Reconciliation of non US-GAAP financial measures to the most directly	Three Months Ended		Six Months Ended
comparable US-GAAP financial measures	June 30,		June 30,

(in US-$ million) (unaudited)	2009	2008	2009	2008

Segment information North America
Net revenue	1,876	1,715
Costs of revenue and research and development	1,275	1,149
Selling, general and administrative	304	276
Costs of revenue and operating expenses	1,579	1,425
Operating income (EBIT)	297	290

Percent of revenue	15.9%	16.9%

Dialysis Products revenue incl. and excl. internal sales
North America
Dialysis Products revenue incl. internal sales	360	315
Less internal sales	(161)	(133)
Dialysis Products external sales	199	182
International
Dialysis Products revenue incl. internal sales	581	638
Less internal sales	(71)	(79)
Dialysis Products external sales	510	559

Reconciliation of cash flow from operating activities to EBITDA 1)
Total EBITDA			1,029	1,017
Interest expense, net			(149)	(165)
Income tax expense			(214)	(237)
Change in working capital and other non cash items			(230)	(214)
Net cash provided by operating activities			437	401

Annualized EBITDA
Operating income (EBIT) last twelve months			1,668	1,642
Depreciation and amortization last twelve months			433	392
Non cash charges			46	42
Annualized EBITDA			2,147	2,076

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

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Fresenius Medical Care	June 30,	December 31,
Balance Sheet	(unaudited)	(audited)

(in US-$ million)	2009	2008

Assets
Current assets	4,494	4,212
Intangible assets	8,231	8,156
Other non-current assets	2,610	2,552
Total assets	15,335	14,920

Liabilities and equity
Current liabilities	2,806	3,145
Long-term liabilities	6,141	5,652
Total equity	6,388	6,123
Total liabilities and equity	15,335	14,920

Equity/assets ratio:	42%	41%

Debt
Short term borrowings	445	684
Short-term borrowings from related parties	110	1
Current portion of long-term debt and capital lease obligations	345	455
Long-term debt and capital lease obligations, less current portion	4,420	3,957
Trust Preferred Securities	648	641
Total debt	5,968	5,738

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Fresenius Medical Care
Cash Flow Statement

Six Months Ended June 30,	2009	2008
(in US-$ million)
(unaudited)

Operating activities
Net income	450	416
Depreciation / amortization	216	199
Change in working capital and other non cash items	(229)	(214)
Cash Flow from operating activities	437	401

Investing activities
Purchases of property, plant and equipment	(254)	(343)
Proceeds from sale of property, plant and equipment	5	11
Capital expenditures, net	(249)	(332)
Free Cash Flow	188	69

Acquisitions and investments, net of cash acquired and net purchases of intangible assets	(82)	(133)
Proceeds from divestitures	51	41
Acquisitions, net of divestitures	(31)	(92)
Free Cash Flow after investing activities	157	(23)

Financing activities
Change in accounts receivable securitization program	(190)	514
Change in intercompany debt	(1)	173
Change in other debt	276	212
Redemption of Trust Preferred Securities	—	(678)
Proceeds from exercise of stock options	13	10
Distributions to noncontrolling interest	(28)	(16)
Contributions from noncontrolling interest	7	—
Dividends paid	(232)	(252)
Cash Flow from financing activities	(155)	(37)

Effects of exchange rates on cash	6	5
Net increase (decrease) in cash	8	(55)

Cash at beginning of period	222	245
Cash at end of period	230	190

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Fresenius Medical Care
Quarterly Performance Scorecard - Revenue

Three months ended June 30,	2009	cc	2008	cc
(in US-$ thousands, except per-treatment revenue)

North America
Net revenue	1,876,347		1,714,570
Growth year-over-year	9.4%		3.3%

Dialysis Care	1,677,230		1,532,752
Growth year-over-year	9.4%		2.2%
U.S. per treatment	344		327
Per treatment	338		323
Sequential growth	1.9%		0.4%
Growth year-over-year	4.6%		-0.1%

Dialysis Products
incl. internal sales	359,676		314,501
Growth year-over-year	14.4%		7.9%
External sales	199,117		181,818
Growth year-over-year	9.5%		12.9%

International
Net revenue	887,071		950,566
Growth year-over-year	-6.7%	9.1%	27.8%	14.2%

Dialysis Care	376,874		391,507
Growth year-over-year	-3.7%	13.1%	32.2%	18.6%
Per treatment	159	187	183	164
Sequential growth	5.5%		8.7%
Growth year-over-year	-13.0%	2.2%	22.9%	10.3%

Dialysis Products
incl. internal sales	581,122		638,222
Growth year-over-year	-8.9%	6.8%	25.7%	11.8%
External sales	510,197		559,059
Growth year-over-year	-8.7%	6.3%	24.9%	11.3%

cc = at constant exchange rates

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Fresenius Medical Care
Quarterly Performance Scorecard - Dialysis Care Volume

Three months ended June 30,	2009	2008

North America
Number of treatments	4,945,148	4,744,174
Treatments per day	63,399	60,823
Per day sequential growth	1.6%	0.8%
Per day year-over-year growth	4.2%	3.2%
Same market growth year-over-year	3.6%	2.8%

International
Number of treatments	2,369,674	2,141,538
Same market growth year-over-year	6.0%	7.9%

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses

Three months ended June 30,	2009	2008

North America
Costs of revenue and operating expenses
Percent of revenue	84.1%	83.1%
Selling, general and administrative
Percent of revenue	16.2%	16.1%
Bad debt expenses
Percent of revenue	2.9%	3.0%
Dialysis Care operating expenses/Treatment (in US-$)	284	269
Sequential growth	0.7%	-0.6%
Growth year-over-year	5.5%	0.7%

Total Group
Costs of revenue and operating expenses
Percent of revenue	84.9%	83.9%
Selling, general and administrative
Percent of revenue	17.9%	17.8%
Effective tax rate	30.2%	36.2%

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Fresenius Medical Care
Quarterly Performance Scorecard - Cash Flow/Investing Activities

Three months ended June 30,	2009	2008
(in US-$ thousands, except number of de novos)

Total Group
Operating Cash Flow	281,753	209,383
Percent of revenue	10.2%	7.9%

Free Cash Flow before acquisitions	142,916	29,927
Percent of revenue	5.2%	1.1%

Acquisitions and investments, net of divestitures	(5,049)	58,335

Capital expenditures, net	138,837	179,456
Percent of revenue	5.0%	6.7%

Maintenance	71,711	85,799
Percent of revenue	2.6%	3.2%

Growth	67,126	93,657
Percent of revenue	2.4%	3.5%

Number of de novos	24	26
North America	15	12
International	9	14

Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet

Three months ended June 30,	2009	2008

Total Group
Debt (in US-$ million)	5,968	5,945
Debt/EBITDA	2.8	2.9

North America
Days sales outstanding	57	61

International
Days sales outstanding	112	107

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Fresenius Medical Care
Quarterly Performance Scorecard

Three months ended June 30	2009	2008

Clinical Performance
North America (U.S.)
Single Pool Kt/v > 1.2	96%	95%
Hemoglobin = 10-12g/dl	63%	60%
Hemoglobin = 10-13g/dl	86%	85%
Albumin >= 3.5 g/dl 1)	82%	80%
Phosphate 3.5-5.5mg/dl	52%	52%
Hospitalization Days per patient 2)	10.1	10.5
(12 months ending June 30)

Demographics
North America (U.S.)
Average age (in years)	62	62
Average time on dialysis (in years)	3.6	3.5
Average body weight (in kg)	80	79
Prevalence of diabetes	54%	53%

1)	International standard BCR CRM470

2)	Hospitalization data for 2009 includes legacy RCG facilities

Fresenius Medical Care
Quarterly Performance Scorecard

Three months ended June 30	2009	2008

Clinical Performance
Europe, Middle East and Africa
Single Pool Kt/v > 1.2	95%	95%
Hemoglobin = 10-12g/dl	54%	52%
Hemoglobin = 10-13g/dl	77%	76%
Albumin >= 3.5 g/dl 1)	85%	84%
Phosphate 3.5-5.5mg/dl	60%	60%
Hospitalization Days per patient	8.0	7.6
(12 months ending June 30)

Demographics
Europe, Middle East and Africa
Average age (in years)	64	63
Average time on dialysis (in years)	4.7	4.6
Average body weight (in kg)	69	68
Prevalence of diabetes	27.8%	27.5%

1) International standard BCR CRM470

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